# HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration number: 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the Corporation")

EVRAZ





# Interim Report
*for the six months ended 30 June 2009*

- Group revenue from continued operations decreased by 51%
- Headline earnings per share from continued operations decreased by 86%
- Positive signs of some domestic market recovery after a very difficult December 2008 to May 2009 period
- Appointment of new Financial Director

## *Group Reviewed Financial Results*

Basis of preparation

The Group's interim condensed consolidated financial statements for the six months ended 30 June 2009 set out below have been prepared in accordance with IFRS and IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2008.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2008, except for the adoption of new Standards and Interpretations as of 1 January 2009, noted below:

- IFRS 2 – Share-based Payment – Vesting Conditions and Cancellations

  The Standard has been amended to clarify the definition of vesting conditions and to prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied. The adoption of this amendment did not have any impact on the financial position or performance of the Group.

- IFRS 7 – Financial Instruments: Disclosures

  The amended Standard requires additional disclosure about fair value measurement and liquidity risk. These amendments did not have any significant impact on the Group's results.

- IAS 1 – Revised Presentation of Financial Statements

  The revised Standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of recognised income and expense, either in one single statement, or in two linked statements. The Group has elected to present two statements.

- IAS 39 and IFRS 7 – Amendment – Reclassification of Financial Assets

  The Standards have been amended to permit an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendment also permits an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available-for-sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. The adoption of these amendments did not have any impact on the financial position or performance of the Group.

- IAS 32 – Financial Instruments: Presentation and IAS 1 – Puttable Financial Instruments and Obligations Arising on Liquidation

  The Standards have been amended to allow a limited scope exception for puttable financial instruments to be classified as equity if they fulfill a number of specific criteria. The adoption of these amendments did not have any impact on the financial position or performance of the Group.

- IFRIC 13 – Customer Loyalty Programmes

  This interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted. As the Group has no customer loyalty programmes, this interpretation had no impact on the Group.

- IFRIC 9 – Re-assessment of Embedded Derivatives and IAS 39 – Financial Instruments: Recognition and Measurement

  These amendments to IFRIC 9 require an entity to assess whether an embedded derivative must be separated from a host contract when the entity reclassifies a hybrid financial asset out of the fair value through profit or loss category. This assessment is to be made on circumstances that existed on the later of the date the entity first became party to the contract and the date of any contract amendments that significantly change the cash flows of the contract. IAS 39 now states that if an embedded derivative cannot be reliably measured, the entire hybrid instrument must remain classified as at fair value through profit or loss. As the Group has no embedded derivatives, these amendments had no impact on the Group's results.

- IFRIC 15 – Agreement for the Construction of Real Estate

  This interpretation clarifies when and how revenue and related expenses from the sale of a real estate unit should be recognised if an agreement between a developer and a buyer is reached before the construction of the real estate is completed. As the Group has no real estate under construction, this interpretation has had no impact in the financial position or results.

- IFRIC 16 – Hedges of a Net Investment in a Foreign Operation

  IFRIC 16 provides guidance on the accounting for a hedge of a net investment in terms of identifying the foreign currency risks that qualify for hedge accounting in the hedge of a net investment. As the Group does not hedge any net investment in a foreign operation, this interpretation had no impact on the financial position or results.

The IASB has issued *Improvements to IFRS – a collection of amendments to International Financial Reporting Standards* in line with their annual improvement project. It deals with amendments to certain accounting standards contained in this document which are effective to annual periods beginning on or after 1 January 2009, except for IFRS 5 amendment which is effective 1 July 2009. The Group adopted the amendments which are effective 1 January 2009 with no material impact on the results of the Group. The financial information has been reviewed by Ernst & Young Inc. in accordance with ISRE 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity", whose unmodified review report is available for inspection at the Corporation's registered office.

## First Half 2009 Review by Acting Chairman and Chief Executive Officer

### Business strategy

When considering the cautiously optimistic perception of the market on the turnaround of global economies, it would seem as if this turnaround has bottomed out to a large extent, with some signs of improved demand, especially for steel. With the expected upswing in demand, even though it would be gradual, the Corporation must position itself to ensure that the increased demand can be met in a profitable manner.

In this regard, the Corporation has adjusted its labour restructuring and retrenchment programme to align its human resources requirements with the expected increase in production. The cost savings drive remains a top priority with a continuous focus on reducing working capital.

### Financial results

The economic slowdown is clearly evident in the Corporation's headline earnings for the first six months of 2009 at R145 million, compared to the headline earnings of R1 287 million in the same period last year. Operating profit before depreciation for the period was R182 million, which decreased by R1 829 million from R2 011 million in 2008.

Net cash outflow for the period was R533 million, decreasing the cash on hand to R1 068 million from R1 601 million as at 31 December 2008. The net cash position as at 30 June 2008 was R519 million.

### Business risks

The dominant business risks remain the depressed markets, including prices, and significant variations in exchange rates. The Corporation is in continuous liaison with Transnet to manage the unavailability of sufficient rail transport. The supply of services from eMalahleni Municipality, particularly water, is also a high business risk that requires continual monitoring.

### Operations

*Steel*

After two consecutive years of world crude steel production exceeding 1.3 billion tons, the global crude steel production has decreased substantially to 549 million tons for the first six months of 2009, a 21.3% decrease from the same period last year. Of this production, 267 million tons were produced in China, representing 48.5% of total world crude steel production.

During the six months under review, Highveld's gross steel output (production) decreased by 35% compared to the output of the same period in 2008.

Total sales volumes decreased by 25% compared to the sales of the same period during 2008. Most notably, sales of casted products (blooms and slabs) increased from 2 084 tons (zero exports) in the first six months of 2008 to 117 743 tons in the first six months of 2009, with almost 100% exported.

Overall and as a result of the combined effects of the extremely weak domestic demand and extensive destocking by local merchants, export sales increased dramatically and accounted for 53% of total sales, compared to 9% during the same period in 2008.

***Vanadium***

Concomitant with the decrease in steel production, the vanadium slag production also decreased substantially. A total of 18 280 tons of vanadium slag, with 2 314 551 kg of V in $V_2O_5$ was produced for the first six months of 2009, compared to 32 385 tons of vanadium slag and 3 771 357 kg of V in $V_2O_5$ in the same period last year.

The vanadium prices have recovered somewhat during the last few months with an average FeV price for June of $22.56/kg compared to the lowest price in the period of $18.96/kg.

## Safety, health, environment and quality

It is with deep regret that the Board reports the fatality of an employee from a gassing incident in May 2009. More focus has been placed on safety with, *inter alia*, the review of the Hazard Identification Risk Assessment programme and the implementation of additional safety training.

## Depositary Receipt Agreement

The Corporation has had an unsponsored Depositary Receipt facility since October 1981 listed on the NASDAQ market. The NASDAQ listing terminated effective 31 July 2009, following the lapsing of the exemption period of three years granted by the U.S. Securities and Exchange Commission to companies that were traded on NASDAQ and exempt from registration, such as Highveld, in terms of the United States Securities Exchange Act of 1933.

The Corporation has since resolved to improve the unsponsored facility to a sponsored Level 1 Depositary Receipt (DR) programme in conjunction with The Bank of New York Mellon as exclusive depositary bank, thereby providing its DR investors, *inter alia*, with a more transparent facility and better structured communication channel through the depositary bank.

Unsponsored DR's are facilities that are established based on investor demand with no involvement of the Issuer Company. Sponsored DR's are controlled by the Issuer Company by means of a written deposit agreement, being a tripartite agreement entered into between the Issuer Company, the depositary bank and the investors, setting out the provisions of the programme as well as the various rights and obligations of the parties.

## Change in directorate

We are pleased to announce that mrs Bernie de Beer has been appointed as Financial Director of the Corporation as of 26 August 2009. We wish Bernie all the best with the new appointment and challenges.

## Outlook for 2009

The outlook for the steel market has improved somewhat from the low demand seen in the first half of the year with increased economic activity in certain global markets. Slight price increases for some of the flat and casted products have been achieved in the second half of the year. It is anticipated that, subject to demand, particularly in the domestic market, the operational levels would be increased systematically to full production during the later part of the year.

Subsequent to the evaluation of the net cash position of the Corporation at the end of this reporting period, the marginally improved market and increased production levels, together with the continuous strict implementation of the cost management programme, the Board is of the opinion that the Corporation remains a going concern.

In view of the uncertainties in the market, the Board has decided to pass the payment of an interim dividend but will review its distribution options on a regular basis.

**J W Campbell**
*(Acting Chairman)*

**W G Ballandino**
*(Chief Executive Officer)*

26 August 2009


**Directors:** J W Campbell *(Acting Chairman)*, W G Ballandino *(Chief Executive Officer) (Italian)*, G C Baizini *(Italian)*, C B Brayshaw, B E de Beer, A V Frolov *(Russian)*, G A Mannina *(Swiss)*, B J T Shongwe and P S Tatyanin *(Russian)*

**Company Secretary:** Mrs C I Lewis

**Registered office:**
Portion 93 of the farm
Schoongezicht No. 308 JS
District eMalahleni
Mpumalanga
PO Box 111
Witbank 1035
Tel: (013) 690-9911
Fax: (013) 690-9293

**Transfer secretaries:**
Computershare Investor Services (Proprietary) Limited
70 Marshall Street
Johannesburg
PO Box 61051
Marshalltown 2107
Tel: (011) 370-5000
Fax: (011) 688-5200


## Condensed Consolidated Income Statements

| | Notes | **Reviewed for the three months ended 30 Jun 2009 Rm** | Unaudited for the three months ended 30 Jun 2008 Rm | **Reviewed for the six months ended 30 Jun 2009 Rm** | Reviewed for the six months ended 30 Jun 2008 Rm | Audited for the year ended 31 Dec 2008 Rm |
|---|---|---|---|---|---|---|
| CONTINUING OPERATIONS | | | | | | |
| Revenue from the sale of goods | | **978** | 2 218 | **1 904** | 3 915 | 8 022 |
| Operating profit before depreciation | | **4** | 1 051 | **182** | 1 637 | 3 321 |
| Depreciation, scrapping and changes in estimated useful lives of property, plant and equipment | | **(57)** | (65) | **(117)** | (129) | (252) |
| Operating (loss)/profit | | **(53)** | 986 | **65** | 1 508 | 3 069 |
| Interest and investment income received | | **16** | 46 | **49** | 83 | 161 |
| Finance costs | | **(16)** | (7) | **(33)** | (15) | (39) |
| (Loss)/Profit before tax | | **(53)** | 1 025 | **81** | 1 576 | 3 191 |
| Income tax credit/(expense) | 6 | **69** | (388) | **65** | (553) | (1 015) |
| Profit for the period/year from continuing operations | | **16** | 637 | **146** | 1 023 | 2 176 |
| DISCONTINUED OPERATIONS | | | | | | |
| Revenue from the sale of goods | | **–** | 548 | **–** | 902 | 1 288 |
| Operating profit before depreciation (EBITDA) | | **–** | 269 | **–** | 374 | 610 |
| Depreciation, scrapping and changes in estimated useful lives of property, plant and equipment | | **–** | – | **–** | – | – |
| Operating profit | | **–** | 269 | **–** | 374 | 610 |
| Profit on disposal of discontinued operations | 4 | **–** | (4) | **–** | 217 | 13 |
| Interest and investment income received | | **–** | 2 | **–** | 3 | 8 |
| Finance costs | | **–** | (5) | **–** | (10) | (16) |
| Profit before tax | | **–** | 262 | **–** | 584 | 615 |
| Income tax expense | | **–** | (78) | **–** | (142) | (252) |
| Profit for the period/year from discontinued operations | | **–** | 184 | **–** | 442 | 363 |
| TOTAL OPERATIONS | | | | | | |
| Revenue from the sale of goods | | **978** | 2 766 | **1 904** | 4 817 | 9 310 |
| Operating profit before depreciation (EBITDA) | | **4** | 1 320 | **182** | 2 011 | 3 931 |
| Depreciation, scrapping and changes in estimated useful lives of property, plant and equipment | | **(57)** | (65) | **(117)** | (129) | (252) |
| Operating (loss)/profit | | **(53)** | 1 255 | **65** | 1 882 | 3 679 |
| Profit on disposal of discontinued operations | 4 | **–** | (4) | **–** | 217 | 13 |
| Interest and investment income received | | **16** | 48 | **49** | 86 | 169 |
| Finance costs | | **(16)** | (12) | **(33)** | (25) | (55) |
| (Loss)/Profit before tax | | **(53)** | 1 287 | **81** | 2 160 | 3 806 |
| Income tax credit/(expense) | 6 | **69** | (466) | **65** | (695) | (1 267) |
| Profit for the period/year | | **16** | 821 | **146** | 1 465 | 2 539 |
| **Earnings per share – basic and diluted** | | **Cents** | Cents | **Cents** | Cents | Cents |
| From continuing operations | | **15.9** | 642.7 | **146.9** | 1 032.0 | 2 194.6 |
| From discontinued operations | | **–** | 185.2 | **–** | 445.4 | 366.1 |
| From total operations | | **15.9** | 827.9 | **146.9** | 1 477.4 | 2 560.7 |

## Condensed Consolidated Statements of Financial Position

| | Notes | **Reviewed as at 30 Jun 2009 Rm** | Reviewed as at 30 Jun 2008 Rm | Audited as at 31 Dec 2008 Rm |
|---|---|---|---|---|
| ASSETS | | | | |
| **Non-current assets** | | **2 000** | 1 826 | 1 956 |
| Property, plant and equipment | | **1 952** | 1 825 | 1 956 |
| Deferred tax asset | | **48** | – | – |
| Available-for-sale investments | | **–** | 1 | – |
| **Current assets** | | **2 681** | 2 868 | 3 381 |
| Inventories | | **995** | 541 | 831 |
| Trade and other receivables | | **606** | 1 657 | 769 |
| Prepaid expenditure | | **12** | – | 180 |
| Cash and short-term deposits | 3 | **1 068** | 670 | 1 601 |
| Assets of disposal group classified as held-for-sale | 8 | **–** | 686 | – |
| TOTAL ASSETS | | **4 681** | 5 380 | 5 337 |
| EQUITY AND LIABILITIES | | | | |
| **Total equity** | | **2 943** | 3 123 | 2 842 |
| **Non-current liabilities** | | **759** | 734 | 739 |
| Provisions | | **442** | 368 | 422 |
| Deferred tax liability | | **317** | 366 | 317 |
| **Current liabilities** | | **979** | 1 451 | 1 756 |
| Income tax payable | 6 | **225** | 153 | 722 |
| Other current liabilities | | **754** | 1 298 | 1 034 |
| Liabilities directly associated with the assets classified as held-for-sale | 8 | **–** | 72 | – |
| TOTAL LIABILITIES | | **1 738** | 2 257 | 2 495 |
| TOTAL EQUITY AND LIABILITIES | | **4 681** | 5 380 | 5 337 |
| **Net cash** | 3 | **1 068** | 519 | 1 601 |
| **Net asset value – cents per share** | | **2 968** | 3 150 | 2 866 |

## Condensed Consolidated Statements of Cash Flows

| | Note | Reviewed for the six months ended 30 Jun 2009 Rm | Reviewed for the six months ended 30 Jun 2008 Rm | Audited for the year ended 31 Dec 2008 Rm |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Cash generated by operations before taxation paid | | **58** | 1 680 | 3 994 |
| Income tax paid | | **(474)** | (228) | (530) |
| **Net cash (used in)/from operating activities** | | **(416)** | 1 452 | 3 464 |
| **Cash flows from investing activities** | | | | |
| Proceeds from disposal of discontinued operations | | **–** | | 1 055 |
| Additions to property, plant and equipment | | **(89)** | 57 | (543) |
| **Net cash (used in)/from investing activities** | | **(89)** | 57 | 512 |
| **Cash flows from financing activities** | | | | |
| Decrease in loan to joint venture | | **–** | 168 | 17 |
| Dividends paid | | **–** | (1 784) | (3 173) |
| **Net cash used in financing activities** | | **–** | (1 616) | (3 156) |
| Effects of exchange rate changes on cash held in foreign currencies | | **(28)** | 9 | 13 |
| **Net (decrease)/increase in cash and cash equivalents** | | **(533)** | (98) | 833 |
| **Cash and cash equivalents at the beginning of the period/year** | | **1 601** | 768 | 768 |
| **Cash and cash equivalents at the end of the period/year** | 3 | **1 068** | 670 | 1 601 |

## Condensed Consolidated Statements of Comprehensive Income

| | Reviewed for the three months ended 30 Jun 2009 Rm | Unaudited for the three months ended 30 Jun 2008 Rm | Reviewed for the six months ended 30 Jun 2009 Rm | Reviewed for the six months ended 30 Jun 2008 Rm | Audited for the year ended 31 Dec 2008 Rm |
|---|---|---|---|---|---|
| **Profit for the period/year** | **16** | 821 | **146** | 1 465 | 2 539 |
| **Other comprehensive (loss)/income:** | | | | | |
| Currency translation differences | **(35)** | 2 | **(45)** | 64 | 97 |
| **Total comprehensive (loss)/income for the period/year** | **(19)** | 823 | **101** | 1 529 | 2 636 |

## Headline Earnings Per Share

| | Reviewed for the three months ended 30 Jun 2009 Rm | Unaudited for the three months ended 30 Jun 2008 Rm | Reviewed for the six months ended 30 Jun 2009 Rm | Reviewed for the six months ended 30 Jun 2008 Rm | Audited for the year ended 31 Dec 2008 Rm |
|---|---|---|---|---|---|
| **Reconciliation of headline earnings** | | | | | |
| Profit for the period/year | **16** | 821 | **146** | 1 465 | 2 539 |
| Add/(Deduct) after tax effect of: | | | | | |
| Loss/(Profit) on disposal of discontinued operations | **–** | 3 | **–** | (178) | 73 |
| Impairment losses recognised | **–** | – | **–** | – | 5 |
| (Profit)/Loss on disposal and scrapping of property, plant and equipment | **(2)** | – | **(1)** | – | 11 |
| Headline earnings | **14** | 824 | **145** | 1 287 | 2 628 |
| Headline earnings | | | | | |
| From continuing operations | **14** | 701 | **145** | 1 023 | 2 192 |
| From discontinued operations | **–** | 122 | **–** | 263 | 436 |
| Headline earnings | **14** | 824 | **145** | 1 287 | 2 628 |
| **Earnings per share – headline and diluted** | **Cents** | Cents | **Cents** | Cents | Cents |
| From continuing operations | **13.5** | 707.1 | **146.3** | 1 032.0 | 2 210.6 |
| From discontinued operations | **–** | 122.4 | **–** | 265.7 | 439.5 |
| From total operations | **13.5** | 829.5 | **146.3** | 1 297.7 | 2 650.1 |
| **Number of shares** | **Million** | Million | **Million** | Million | Million |
| Ordinary shares in issue as at end date * | **99.2** | 99.1 | **99.2** | 99.1 | 99.2 |
| Weighted average number of ordinary shares * | **99.2** | 99.1 | **99.2** | 99.1 | 99.2 |
| Diluted number of ordinary shares * | **99.2** | 99.1 | **99.2** | 99.1 | 99.2 |

** Rounded to nearest hundred thousand.*

## Condensed Consolidated Statements of Changes in Equity

| | Share capital and share premium Rm | Translation and other reserves Rm | Fair value reserves Rm | Retained earnings Rm | Total Rm |
|---|---|---|---|---|---|
| **2008** | | | | | |
| Balance at 1 January 2008 – Audited | 585 | 94 | – | 2 700 | 3 379 |
| Total comprehensive income for the quarter | | 62 | | 644 | 706 |
| **Balance at 31 March 2008 – Unaudited** | 585 | 156 | – | 3 344 | 4 085 |
| Total comprehensive income for the quarter | | 2 | | 821 | 823 |
| Dividends | | | | (1 785) | (1 785) |
| **Balance at 30 June 2008 – Reviewed** | 585 | 158 | – | 2 380 | 3 123 |
| Total comprehensive (expense)/income for the quarter | | (12) | (1) | 642 | 629 |
| Dividends | | | | (1 388) | (1 388) |
| **Balance at 30 September 2008 – Unaudited** | 585 | 146 | (1) | 1 634 | 2 364 |
| Total comprehensive income for the quarter | | 45 | 1 | 432 | 478 |
| **Balance at 31 December 2008 – Audited** | 585 | 191 | – | 2 066 | 2 842 |
| Total comprehensive (expense)/income for the quarter | | (10) | | 130 | 120 |
| **2009** | | | | | |
| **Balance at 31 March 2009 – Reviewed** | **585** | **181** | **–** | **2 196** | **2 962** |
| Total comprehensive (expense)/income for the quarter | | (35) | | 16 | (19) |
| **Balance at 30 June 2009 – Reviewed** | **585** | **146** | **–** | **2 212** | **2 943** |

| | Reviewed for the three months ended 30 Jun 2009 Cents | Unaudited for the three months ended 30 Jun 2008 Cents | Reviewed for the six months ended 30 Jun 2009 Cents | Reviewed for the six months ended 30 Jun 2008 Cents | Audited for the year ended 31 Dec 2008 Cents |
|---|---|---|---|---|---|
| **Dividends per share** | | | | | |
| Dividends declared and paid | **–** | 1 800 | **–** | 1 800 | 3 200 |

## Condensed Consolidated Segmental Reports

The Group is organised into business units based on their products and has three reportable segments as follows:

**Steelworks**

The major products of the steel segment are magnetite iron ore, vanadium slag, structural steel, plate and coil.

**Vanadium**

The major product of the continuing vanadium segment is ferrovanadium. Vanadium pentoxide, ferrovanadium and various vanadium chemicals are included in the discontinued vanadium segment.

**Ferro-alloys**

The major products of the ferro-alloys segment are ferrosilicon, char, ferromanganese and silicomanganese and this segment is included under discontinued operations.

No operating segments have been aggregated to form the above reportable operating segments. Management monitors the operating results of its business units separately for the purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit.

The following tables present the revenue, operating profit and total assets information regarding the Group's operating segments:

| Reviewed for the three months ended 30 Jun 2009 | Continuing operations | | |
|---|---|---|---|
| | **Steelworks Rm** | **Vanadium Rm** | **Total Rm** |
| **Revenue from the sale of goods** | | | |
| Revenue from external customers | **771** | **207** | **978** |
| Intersegment – revenues | **46** | **–** | **46** |
| Total segment revenue | **817** | **207** | **1 024** |

| Unaudited for the three months ended 30 Jun 2008 | Continuing operations | | | Discontinued operations | | |
|---|---|---|---|---|---|---|
| | Steelworks Rm | Vanadium Rm | Total Rm | Vanadium Rm | Ferro-alloys Rm | Total Rm |
| Revenue from the sale of goods | | | | | | |
| Revenue from external customers | 1 476 | 742 | 2 218 | 548 | – | 548 |
| Intersegment – revenues | 172 | – | 172 | 1 | – | 1 |
| Total segment revenue | 1 648 | 742 | 2 390 | 549 | – | 549 |

| Reviewed for the six months ended 30 Jun 2009 | Continuing operations | | |
|---|---|---|---|
| | **Steelworks Rm** | **Vanadium Rm** | **Total Rm** |
| **Revenue from the sale of goods** | | | |
| Revenue from external customers | **1 411** | **493** | **1 904** |
| Intersegment – revenues | **112** | **–** | **112** |
| Total segment revenue | **1 523** | **493** | **2 016** |

| Reviewed for the six months ended 30 Jun 2008 | Continuing operations | | | Discontinued operations | | |
|---|---|---|---|---|---|---|
| | Steelworks Rm | Vanadium Rm | Total Rm | Vanadium Rm | Ferro-alloys Rm | Total Rm |
| Revenue from the sale of goods | | | | | | |
| Revenue from external customers | 2 612 | 1 303 | 3 915 | 882 | 20 | 902 |
| Intersegment – revenues | 342 | | 342 | 2 | 6 | 8 |
| Total segment revenue | 2 954 | 1 303 | 4 257 | 884 | 26 | 910 |

| Audited for the year ended 31 Dec 2008 | Continuing operations | | | Discontinued operations | | |
|---|---|---|---|---|---|---|
| | Steelworks Rm | Vanadium Rm | Total Rm | Vanadium Rm | Ferro-alloys Rm | Total Rm |
| Revenue from the sale of goods | | | | | | |
| Revenue from external customers | 5 542 | 2 480 | 8 022 | 1 268 | 20 | 1 288 |
| Intersegment – revenues | 529 | – | 529 | 4 | 6 | 10 |
| Total segment revenue | 6 071 | 2 480 | 8 551 | 1 272 | 26 | 1 298 |

Intersegment – revenues are eliminated on consolidation.

| | Reviewed for the three months ended 30 Jun 2009 | | | Unaudited for the three months ended 30 Jun 2008 | | |
|---|---|---|---|---|---|---|
| | **Continuing operations Rm** | **Discontinued operations Rm** | **Total Rm** | Continuing operations Rm | Discontinued operations Rm | Total Rm |
| **Operating profit** | | | | | | |
| Steelworks | **(55)** | **–** | **(55)** | 656 | – | 656 |
| Vanadium | **2** | **–** | **2** | 330 | 256 | 586 |
| Ferro-alloys | **–** | **–** | **–** | – | 13 | 13 |
| **Total** | **(53)** | **–** | **(53)** | 986 | 269 | 1 255 |

| | Reviewed for the six months ended 30 Jun 2009 | | | Reviewed for the six months ended 30 Jun 2008 | | | Audited for the year ended 31 Dec 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Continuing operations Rm | Discontinued operations Rm | Total Rm | Continuing operations Rm | Discontinued operations Rm | Total Rm | Continuing operations Rm | Discontinued operations Rm | Total Rm |
| **Operating profit** | | | | | | | | | |
| Steelworks | 16 | – | 16 | 995 | | 995 | 2 105 | – | 2 105 |
| Vanadium | 49 | – | 49 | 513 | 343 | 856 | 964 | 577 | 1 541 |
| Ferro-alloys | – | – | – | | 31 | 31 | – | 33 | 33 |
| **Total** | 65 | – | 65 | 1 508 | 374 | 1 882 | 3 069 | 610 | 3 679 |

| | Reviewed as at 30 Jun 2009 | | | Reviewed as at 30 Jun 2008 | | | Audited as at 31 Dec 2008 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Continuing operations Rm | Discontinued operations Rm | Total Rm | Continuing operations Rm | Discontinued operations Rm | Total Rm | Continuing operations Rm | Discontinued operations Rm | Total Rm |
| **Total assets** | | | | | | | | | |
| Steelworks | 4 245 | – | 4 245 | 3 868 | – | 3 868 | 4 891 | – | 4 891 |
| Vanadium | 436 | – | 436 | 826 | 686 | 1 512 | 446 | – | 446 |
| **Total** | 4 681 | – | 4 681 | 4 694 | 686 | 5 380 | 5 337 | – | 5 337 |

## Notes to the Condensed Consolidated Financial Statements

**1. Companies Act and JSE Limited Listings Requirements**

Compliance with the Companies Act, No. 61 of 1973, as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

**2. Related party transactions**

Transactions entered into between the Group and its related parties during the reporting periods were arms length transactions between knowledgeable, willing parties at fair value.

Steel sales to East Metals S.A. (a fellow subsidiary of Mastercroft Limited) amounted to R403 million for the six months ended 30 June 2009. This constitutes 29% of total steel revenue for the year to date, compared to 0.59% for the year ended 31 December 2008.

Steel sales to East Metals S.A. (a fellow subsidiary of Mastercroft Limited) amounted to R366 million for the three months ended 30 June 2009. This constitutes 26% of total steel revenue for the year to date, compared to 0.59% for the year ended 31 December 2008.

**3. Net cash**

Net cash is calculated as follows:

| | Reviewed as at 30 Jun 2009 Rm | Reviewed as at 30 Jun 2008 Rm | Audited as at 31 Dec 2008 Rm |
|---|---|---|---|
| Cash and cash equivalents | 1 068 | 670 | 1 601 |
| Overdraft included in other current liabilities | – | (151) | – |
| **Net cash** | 1 068 | 519 | 1 601 |

**4. (Loss)/Profit on disposal of discontinued operations**

| | Reviewed for the three months ended 30 Jun 2009 Rm | Unaudited for the three months ended 30 Jun 2008 Rm | Reviewed for the six months ended 30 Jun 2009 Rm | Reviewed for the six months ended 30 Jun 2008 Rm | Audited for the year ended 31 Dec 2008 Rm |
|---|---|---|---|---|---|
| Total proceeds | – | – | – | 305 | 1 244 |
| Net asset value disposed of | – | (4) | – | (88) | (1 231) |
| Profit on disposal before taxation | – | (4) | – | 217 | 13 |
| Taxation charge | – | 1 | – | (39) | (86) |
| **(Loss)/Profit on disposal after taxation** | – | (3) | – | 178 | (73) |

**5. Supplementary revenue information – Unaudited**

| | | For the three months ended 30 Jun 2009 | For the three months ended 30 Jun 2008 | For the six months ended 30 Jun 2009 | For the six months ended 30 Jun 2008 | For the year ended 31 Dec 2008 |
|---|---|---|---|---|---|---|
| **Sales volumes of major products** | | | | | | |
| Continuing operations | | | | | | |
| Total steel | Tons | 197 441 | 183 826 | 275 176 | 366 859 | 668 116 |
| Ferrovanadium | kg V | 1 301 145 | 1 271 771 | 2 376 658 | 2 873 133 | 5 194 834 |
| Vanadium slag | Tons $V_2O_5$ | – | | – | 1 582 | 13 580 |
| Fines ore | Tons | 85 294 | – | 193 646 | – | 130 225 |
| **Weighted average selling prices achieved for major products** | | | | | | |
| Continuing operations | | | | | | |
| Total steel | $/t | 521 | 942 | 545 | 846 | 953 |
| Ferrovanadium | $/kg V | 19 | 80 | 23 | 62 | 60 |
| Fines ore | $/t | 3 | – | 6 | – | 42 |
| Average R/$ exchange rate | | 8.48 | 7.77 | 9.21 | 7.65 | 8.00 |

**6. Income taxation**

The Group has assessed tax losses which arose in its foreign operations. These tax losses arose as a result of tax deductions exceeding taxable profit. A deferred tax asset has been recognised in respect of these losses as management believes that these losses will be recoverable in the foreseeable future. These losses have been reflected in the computation of the Group estimated average annual effective income tax rate and resulted in a credit to the income tax amount (which is based on the best estimate of the weighted average annual income tax rate for the full financial year).

**7. Financial ratios – Unaudited**

| | | | | | |
|---|---|---|---|---|---|
| Current ratio | 2.74 | 2.33 | 2.74 | 2.33 | 1.93 |
| Market capitalisation – Rm | 6 346 | 15 864 | 6 346 | 15 864 | 6 345 |

**8. Disposal groups**

In terms of a European Union competition ruling, Highveld is required to dispose of the Vanchem division and its interest in South Africa Japan Vanadium (Proprietary) Limited (SAJV). The Vanchem division and the interest in SAJV had been treated as disposal groups for the period to 30 June 2008 and were reported as discontinued operations. The sale agreements for the Vanchem division and SAJV have been concluded and the effective date of sale for the Vanchem division was 29 August 2008. The assets and related liabilities and cash flows of these disposal groups were as follows:

| | Reviewed 30 Jun 2009 Rm | Reviewed 30 Jun 2008 Rm | Audited 31 Dec 2008 Rm |
|---|---|---|---|
| ASSETS | | | |
| Non-current assets classified as held-for-sale | – | 549 | – |
| Current assets classified as held-for-sale | – | 137 | – |
| | – | 686 | – |
| EQUITY AND LIABILITIES | | | |
| Liabilities directly associated with assets classified as held-for-sale | – | 72 | – |

| | Reviewed for the three months ended 30 Jun 2009 Rm | Unaudited for the three months ended 30 Jun 2008 Rm | Reviewed for the six months ended 30 Jun 2009 Rm | Reviewed for the six months ended 30 Jun 2008 Rm | Audited for the year ended 31 Dec 2008 Rm |
|---|---|---|---|---|---|
| The cash flows were as follows: | | | | | |
| Cash inflow from operating activities | – | 49 | – | 120 | 323 |
| Cash (outflow)/inflow from investing activities excluding disposal proceeds | – | (26) | – | (37) | (58) |
| Cash outflow from financing activities | – | – | – | – | – |
| **Total cash inflow** | – | 23 | – | 83 | 265 |

**9. Retrenchment costs**

The Corporation has incurred retrenchment costs to the value of R27 million for the six months ended 30 June 2009. Retrenchment costs for the quarter ended 30 June 2009 amounted to R19 million.

**10. Contingent liabilities**

As required by the Mineral and Petroleum Resources Development Act, a guarantee amounting to R235 million (2008: R191 million) was issued in favour of the Department of Minerals and Energy for the unscheduled closure of Mapochs Mine.

In terms of the Corporation's employment policies, certain employees could become eligible for post-retirement medical aid benefits at any time in the future prior to their retirement subject to certain conditions. The potential liability, should they become medical scheme members in the future, is R55 million (2008: R55 million).

**11. Subsequent events**

There have been no reportable events after the reporting period until the date of this announcement.

**Sponsor**

J.P.Morgan

motiv
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